June 3, 2005

Gary Todd — Reviewing Accountant
Division of Corporation Finance
United States Securities & Exchange Commission
450 — 5th Street, N.W.
Washington, DC 20549-0306

RE:	Compex Technologies, Inc. (41-0985318)
Form 10-K for fiscal year ended June 30, 2004
File No. 000-09407

Dear Mr. Todd,

In the pages attached, we have included our responses to your comments from your letter dated May 24, 2005, regarding our form 10-K for fiscal year-ended June 30, 2004 and for forms 10-Q. We have listed each of your comments in order followed by our “Company Response”.

The company acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filings. We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing and the company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

We have not and do not plan to revise any previously filed documents. We will, however, expand or revise our disclosure in all future filings when deemed appropriate.

We anticipate our explanations will meet your expectations, however if you have any questions or would like to discuss this with me further, please contact me via phone at (651) 638-0428 or via fax at (651) 638-0477.

Sincerely,

Scott P. Youngstrom
Chief Financial Officer

Enclosure

Form 10-K for the Fiscal Year Ended June 30, 2004

1. Summary of Significant Accounting Policies — Page 34

Revenue Recognition and Provisions for Credit Allowances and Returns — Page 34

1.	Refer to your response to previous Comment 3. For the sales of medical products in the United States, you disclose that you establish a reserve for sales allowances, product returns and rental credits at the time of revenue recognition. However, you indicated that “for patient returns of products after purchase, the amount previously recorded as revenue in a prior period is provided for by reducing gross revenue in the current period.” Tell us why returns are not applied against the reserve established at sale. Clarify the basis for the accounting supplementally.

COMPANY RESPONSE:
For patient returns of products after a purchase, which have previously been recorded as unit sales revenue, the gross revenue is reduced in the current period. Additionally, after this reversal of unit sales revenue, the patient and insurer are billed for rental of the unit for the period of time that the patient possessed the unit. The patient is returning the unit for various reasons such as high patient deductible or because the unit was ineffective. The Company does not apply it against the sales reserve as it does not affect our ability to collect, but rather an issue of the patient not wanting the unit. The Company intends to revise and expand wording on this situation as it relates to the Revenue Recognition Policy to be included in our notes to financial statements.

2.	For international sales of products to health care providers you identify that revenue is recognized at the time of shipment or upon notification from a health care provider that the equipment has been prescribed and provided to the patient. Tell us more about the arrangements with the health care providers. Do you have consigned contracts with them? How do you determine whether to recognize revenue upon shipment to the provider or upon prescription to the patient? Please also clarify the disclosure in future filings.

COMPANY RESPONSE:
For international sales of medical products, the Company recognizes revenue at the time of shipment after receiving a prescription from the doctor or the health care provider. The Company does not maintain any consigned medical devices in any of its international locations. The Company receives directly from the doctor or health care provider, a prescription, directly to its corporate office. After receiving the prescription, the Company determines whether the patient or their insurance provider should be invoiced and then sends the unit to the patient. Revenue is recognized at this time. The Company intends to revise and expand wording on this situation as it relates to the Revenue Recognition Policy to be included in our notes to financial statements.